Exhibit (a)(1)(A)(A)

Cardinal Health, Inc.

Stock Option Exchange Program

Frequently Asked Questions

(last updated: June 19, 2009)

If you have questions about the Cardinal Health, Inc. Stock Option Exchange Program, please see the Q&As below and the Q&A appearing at the beginning of the Offer to Exchange posted on this website. Please look here periodically during the course of the stock option exchange program because we may post additional Q&As here if other topics come to light that would be helpful for employees eligible to participate in the program. Capitalized terms not defined herein have the same meaning as in the Offer to Exchange.

Q1.	What is the deadline for submitting elections to exchange options in the stock option exchange program?

The Offer expires at 11:59 p.m., Eastern Time, on Friday, July 17, 2009. Unless we extend the Offer for all Eligible Employees, no exceptions will be made to this deadline. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Offer at any time. If we extend the Offer, we will publicly announce the extension and the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date.

Q2.	Am I required to elect to exchange options in the stock option exchange program?

Participation in the stock option exchange program is voluntary. You are not required to elect to exchange your Eligible Options unless you choose to participate. Neither Cardinal Health nor our Board of Directors makes any recommendation to you as to whether you should elect to exchange any or all of your Eligible Options, and we have not authorized any person to make any such recommendations.

Q3.	What should I do if I need assistance in understanding the stock option exchange program or have additional questions?

We are taking a number of steps to provide you with information so that you can decide whether to participate in the stock option exchange program. If you have questions, we encourage you to:

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Read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options,” dated June 19, 2009, which is available through this website and has a series of questions and answers beginning on page 1.

•	Watch the webcast providing helpful information regarding the stock option exchange program that is available on this website.

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Participate in the two live “open Q&A calls” that we will be hosting. On these calls, we’ll have a panel of experts ready to address questions you might have about the program once you review all the materials and visit the website. The calls are currently scheduled for June 23 and July 8, and we will be sending an email with additional detail on the calls.

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You also can direct questions and requests for additional copies of documents relating to the stock option exchange program by calling Stock & Option Solutions in the United States or Canada at 1-800-936-5340 or internationally at 1-614-808-1620, or via email at StockOptionExchangeProgram@Cardinalhealth.com.